Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).

The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related

Letter of Transmittal (as defined below), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more

registered brokers or dealers licensed under the

laws of such jurisdiction to be

designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CSRA Inc.

at

$40.75 Per Share

by

Red Hawk Enterprises Corp.

a wholly owned subsidiary of

Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”), which is a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”), is offering to purchase all shares of common stock, par value $0.001 per share (“Shares”), of CSRA Inc., a Nevada corporation (the “Company” or “CSRA”), that are issued and outstanding, at a price per Share of $40.75 in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 5, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal and letter of instruction to CSRA 401(k) Plan (“401(k) Plan”) participants (as they may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction”, respectively, and, together with the Offer to Purchase, the “Offer”). Tendering stockholders will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Tendering stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with such nominee to determine if they charge any transaction fees. Following the completion of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser has agreed to consummate the Merger (as defined and described below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME, ON MONDAY, APRIL 2, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer is being made to purchase all of the outstanding Shares pursuant to an Agreement and Plan of Merger, dated as of February 9, 2018 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The Merger Agreement also provides that the

Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived. At the effective time of the Merger, each outstanding Share will be converted into the right to receive the Offer Price, without interest and less any applicable withholding of taxes (the “Merger Consideration”), except for (i) any dissenting shares, (ii) Shares that are owned by any of the Company or any of its direct or indirect wholly owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their respective direct or indirect wholly owned subsidiaries and (iv) Shares in respect of stock options, stock appreciation rights, and restricted stock units. Stock options and restricted stock units will automatically be, immediately prior to the effective time of the Merger, cancelled and converted into the right to receive certain lump-sum cash payments, as described in the Offer to Purchase. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer. After the Merger, the Company will become a wholly owned subsidiary of Parent and the Shares will be delisted from the New York Stock Exchange. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

THE BOARD OF DIRECTORS OF CSRA UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of CSRA has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, CSRA and its stockholders; (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby; (iii) authorized and approved the Top-Up Option (as defined below) and the issuance of the Top-Up Shares (as defined below) in accordance with the terms of the Merger Agreement; (iv) directed that, if required by applicable law, the Merger Agreement be submitted to CSRA’s stockholders for approval and (v) recommended that CSRA’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon there being validly tendered and not validly withdrawn as of the expiration of the Offer that number of Shares that when added to the number of Shares, if any, owned by Parent and its subsidiaries taken as a whole as of such scheduled expiration of the Offer (i) would represent one Share more than 50% of the fully diluted number of Shares at such date (not assuming the issuance of any Top-Up Shares) (the “Minimum Condition”) and (ii) would represent, when added to the number of Shares authorized and available for issuance and sale by the Company to Purchaser in connection with an exercise of the Top-Up Option, one Share more than 90% of the fully diluted number of Shares (assuming the issuance of the Top-Up Shares) (the “90% Condition”) (the calculation of the fully diluted number of Shares being as described in the “Introduction” of the Offer to Purchase).

The satisfaction of the Minimum Condition and the 90% Condition will be determined without counting as having been “tendered” any Shares that have been tendered pursuant to the “guaranteed delivery” provisions of the Offer but not yet actually received. The Offer is also subject to the satisfaction of the other conditions described in Section 15 of the Offer to Purchase, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The purpose of the Offer and the Merger is for Parent to acquire control of, and ultimately following the Merger, the entire equity interest in, CSRA, while allowing CSRA’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is completed, subject to the satisfaction or waiver of the conditions to the obligations of the Company, Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser has agreed to consummate the Merger as soon as practicable in accordance with the Nevada Revised Statutes. The Company’s stockholders will not have appraisal or dissenters’ rights as a result of the Offer, and it is expected that the Company’s stockholders will not have appraisal or dissenters’ rights in connection with the Merger.

Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lesser of (x) the number of additional Shares to cause Parent and Purchaser (together with their respective subsidiaries) to own one share more than 90% of the Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the additional Shares) and (y) the aggregate number of Shares that the Company is authorized to issue but that are not issued and outstanding, in each case, at a price per Share (payable in cash or with a one-year promissory note bearing simple interest at a rate of 6% per annum) equal to the Offer Price. The Top-Up Option will be exercisable once in whole and not in part, upon or following the applicable Expiration Time (as defined below). The Merger Agreement provides that if Parent and its subsidiaries (including Purchaser) collectively own at least 90% of the then outstanding Shares after completion of the Offer, Parent will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the holders of the Shares in accordance with Nevada law.

If by 11:59 PM, New York City time, on April 2, 2018 (or any later time to which Purchaser, subject to the terms and conditions of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Time”)), any condition to the Offer is not satisfied or waived, Purchaser will extend the Expiration Time for one or more periods of up to five business days each. Purchaser will also extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC’s staff or the NYSE, or to resolve comments from the SEC or NYSE staff, in each case, as may be applicable to the Offer. However, without the consent of the Company, Purchaser will not, and will not be required to, extend the Offer beyond the earliest to occur of (x) October 15, 2018, (y) the date on which the Merger Agreement is validly terminated and (z) the date that is three (3) business days after the Proxy Clearance Date (as defined below). Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a national news service.

If at any then-scheduled Expiration Time (i) three business days have elapsed since the Proxy Clearance Date and (ii) any condition of the Offer has not been satisfied or waived, the Offer may be terminated. If the Offer is so terminated, the Merger Agreement provides that the Company will hold a Company stockholder meeting to approve the Merger Agreement. In that case, the Company would separately mail a proxy statement related to such stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. If stockholders holding a majority of the total voting power of the outstanding Shares vote to approve the Merger Agreement (the “Company Stockholder Approval”), the consummation of the Merger would be subject to conditions similar to the Offer conditions, except that the Merger would be subject to receiving the Company Stockholder Approval and the Minimum Condition and 90% Condition would not apply.

“Proxy Clearance Date” means the date (which shall not be prior to ten calendar days following the initial filing by the Company of the preliminary proxy statement with the SEC) on which the SEC has, orally or in writing, notified the Company or its counsel that it has no further comments on the proxy statement.

Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that the Company’s written consent is required for Purchaser to: (i) reduce the number of Shares sought pursuant to the Offer; (ii) decrease the Offer Price (other than as a result of changing the number of Shares, or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction); (iii) amend, modify or waive the Minimum Condition or the condition to the Offer that the Merger Agreement has not been terminated; (iv) add to the conditions to the Offer set forth in “Section 15—Conditions to the Offer” of the Offer to Purchase or amend, modify or supplement any such condition or any other term of the Offer in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer; (v) terminate the Offer (other than in accordance with the Merger Agreement); (vi) extend the expiration time of the Offer, except as described under “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” in the Offer to Purchase; (vii) change the form of the consideration payable in the Offer; or (viii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act, or any extension thereof.

After acceptance of Shares tendered into the Offer, Purchaser may, with the consent of the Company, elect to provide for a subsequent offering period (a “subsequent offering period”) of at least three business days pursuant to, and in accordance with, Rule 14d-11 under the Exchange Act. In addition, Purchaser may, with the consent of the Company, elect to extend such subsequent offering period to up to twenty business days. If Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered into such subsequent offering period or to Shares previously tendered into the Offer and accepted for payment. There is no assurance that Purchaser will or will not provide a subsequent offering period. If Purchaser elects to provide or extend a subsequent offering period, Purchaser will make a public announcement of such provision or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time or the date of termination of the prior subsequent offering period.

In order to take advantage of the Offer, you should either: (i) properly complete and sign the Letter of Transmittal enclosed with the Offer to Purchase in accordance with the instructions in the Letter of Transmittal (including a signature guarantee, if required by Instruction 1 to the Letter of Transmittal) or prepare an Agent’s Message (as defined in Section 3 of the Offer to Purchase), and mail or deliver an Agent’s Message or the Letter of Transmittal, properly completed and duly executed, and any other required documents to Computershare Trust Company N.A. (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, before the expiration of the Offer; (ii) if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such broker, dealer, commercial bank, trust company or other nominee and request that such nominee tender your Shares to Purchaser by transferring those Shares through book-entry transfer into the account of the Depositary; or (iii) for Shares that you beneficially hold under the Company’s 401(k) Plan, complete and sign the Letter of Instruction, and deliver such letter to Computershare Trust Company, the tabulator for the tender offer with respect to Shares beneficially held in the 401(k) Plan (the “Tabulator”), at least three (3) days prior to the expiration of the Offer, who will then forward such letter to T. Rowe Price, who will consolidate the information to provide to The Bank of New York Mellon, as directed trustee of the 401(k) Plan, instructing the directed trustee of the 401(k) Plan whether or not to tender your Shares beneficially held under the 401(k) Plan in the Offer, in accordance with the instructions in the Letter of Instruction. The Offer expires on Monday, April 2, 2018, therefore, the Letter of Instruction needs to be received by the Tabulator by 11:59 p.m., New York City time, on Tuesday, March 27, 2018. If you do not want any of your Shares beneficially held in the 401(k) Plan to be tendered, you must follow these same procedures and timing requirements and you must indicate on the Letter of Instruction that you want none of your Shares beneficially held in the 401(k) Plan to be tendered. The Tabulator and the 401(k) Plan trustee must then comply with the instructions in the Letter of Instruction in order to tender (or not tender) your Shares by the expiration of the Offer. If you do not properly complete and return the Letter of Instruction by the deadline specified, subject to any extensions of the Offer, Shares attributable to your 401(k) Plan account will be considered uninstructed and may be tendered in the Offer if State Street Global Advisors Trust Company, a 401(k) Plan fiduciary that is independent of the Company (the “Independent Fiduciary”), determines in its discretion to accept the terms of the Offer in respect of such uninstructed Shares. None of the Company, Purchaser or Parent is responsible for the actions of the Tabulator, the Independent Fiduciary, T. Rowe Price or the 401(k) Plan trustee.

If you wish to tender Shares into the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer (including any subsequent offering period), Purchaser will be deemed to have accepted for payment tendered Shares when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary and the conditions to the Offer have been met or waived, to the extent permissible under the Merger Agreement. In all cases, upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as the agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that tendering stockholders duly exercise withdrawal rights as described in Section 4 of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest with respect to any Shares purchased pursuant to the Offer, regardless of any extension of the Offer or delay in making such payment.

Except as described in Section 4 of the Offer to Purchase, tenders of Shares into the Offer are irrevocable. Tendering stockholders may withdraw tenders of Shares made into the Offer at any time before the Expiration Time. For a withdrawal of Shares to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in Section 3 of the Offer to Purchase. If you tendered your Shares that you beneficially hold by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. If you tendered Shares that you beneficially held under the Company’s 401(k) Plan, to make an effective withdrawal, you must deliver withdrawal instructions to the Tabulator in accordance with the detailed instructions contained in the Letter of Instruction. Such instructions must be delivered at least three (3) business days prior to the otherwise applicable deadline for withdrawing your tendered Shares from the Offer; otherwise, the Tabulator and the 401(k) Plan trustee may not be able to timely complete the steps required for withdrawing your Shares. If you submitted a Letter of Instruction to provide that none of your Shares be tendered, and you decide, prior to the applicable deadline, to tender some or all of your Shares, you may do so by submitting a new Letter of Instruction (such instructions must be delivered at least three (3) business days prior to the otherwise applicable deadline for tendering Shares).

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any tender of Shares or notice of withdrawal. Purchaser reserves the right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any tenders or notices of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to Purchaser its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The tendering of Shares into the Offer or exchanging of Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. All stockholders should consult with their own tax advisors about the tax consequences to them of tendering their Shares into the Offer or exchanging their Shares pursuant to the Merger, in light of their particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND CSRA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ ALL OF THEM CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. IF YOU BENEFICIALLY HOLD SHARES UNDER THE COMPANY’S 401(K) PLAN, YOU SHOULD ALSO READ THE LETTER OF INSTRUCTION CAREFULLY, AS AN EARLIER DEADLINE FOR TENDERING YOUR SHARES APPLIES.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal, the Letter of Instruction and all other tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent and Depositary) for soliciting tenders of Shares into the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

March 5, 2018